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                              August 7, 2020

       Hongdi Brian Gu
       Vice Chairman and President
       XPENG INC.
       No. 8 Songgang Road, Changxing Street
       Cencun, Tianhe District, Guangzhou
       Guangdong 510640
       People   s Republic of China

                                                        Re: XPENG INC.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted August 3,
2020
                                                            CIK No. 0001810997

       Dear Mr. Gu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted August 3, 2020

       ADS holders may not be entitled to a jury trial . . ., , page 62

   1. Please expand your revisions to clarify here and on page 183 that investors cannot waive compliance with the
federal securities laws, not merely that they will not be deemed to waive such compliance.
       Liquidity and Capital Resources, page 92

   2. Please revise this section to provide current information. We note, for example, the proceeds raised from
the issuance of preferred shares in July 2020. Also, if there are
 Hongdi Brian Gu
XPENG INC.
August 7, 2020
Page 2
      material changes to the information in the table on page 95 since December 31, 2019, please revise to discuss those changes. See Instruction 1 to Item 5.F of Form 20-F.
Exhibits

3. Please file the consent of Mr. Donghao Yang, as required by Rule 438 of Regulation C.
        You may contact Kevin Stertzel at (202) 551-3723 or John Cash, Accounting Branch
Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameHongdi Brian Gu
                                                          Division of
Corporation Finance
Comapany NameXPENG INC.
                                                          Office of
Manufacturing
August 7, 2020 Page 2
cc:       Kevin P. Kennedy
FirstName LastName